                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                JTS CORPORATION
                                (NAME OF ISSUER)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  465940 10 4
                                 (CUSIP NUMBER)

                                LEONARD TRAMIEL
                           455 SOUTH MATHILDA AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 328-0900
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JULY 30, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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- --------------------------------------------------------------------------------
CUSIP NO. 465940 10 4                                      13D
- -------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS:  Leonard Tramiel

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / / (b) /X/
- --------------------------------------------------------------------------------
    3       SEC USE ONLY

- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

                     OO
- --------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) / /
- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
- --------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

           NUMBER                     5,213,946
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
          REPORTING
           PERSON
            WITH

                       ---------------------------------------------------------
                         8       SHARED VOTING POWER

                                      40,000
                       ---------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                      5,213,946
                       ---------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                      40,000
- --------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      5,253,946
- --------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
            / /
- --------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      5.1%
- --------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                                      IN
- --------------------------------------------------------------------------------

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ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of JTS Corporation, a Delaware corporation, formerly known as JT Storage, Inc. (the "Issuer").

        The address of the principal offices of the Issuer is 166 Baypointe Parkway, San Jose, CA 95134.

ITEM 2.           IDENTITY AND BACKGROUND

                   This statement is filed by Leonard Tramiel. I am self-employed and am a U.S. citizen. My business address is 455 South Mathilda Avenue, Sunnyvale, CA 94086.

         During the last five years, I have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have I been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which I am or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock of the Issuer reported as beneficially owned by me in Item 5 hereof were acquired in connection with the merger of Atari Corporation ("Atari") with and into the Issuer on July 30, 1996. Of the 5,253,946 shares, 40,000 shares are held of record by my wife. The remaining 5,158,946 shares and options to purchase 55,000 shares of Common Stock of the Issuer are held of record by me. The price of Common Stock of the Issuer on the date of the aforementioned exchange was $5.3125 per share.

ITEM 4.           PURPOSE OF THE TRANSACTION

         I acquired the shares of Common Stock in connection with the merger of Atari with and into the Issuer.


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         I do not have any plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities by the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1993, as amended; or

         (j)      any action similar to any of those enumerated above.

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER


         I am the beneficial owner of 5,253,946 shares (5.1%) of the Common Stock of the Issuer. I have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 5,213,946 shares (including presently-exercisable options to purchase 55,000 shares of Common Stock). I have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of 40,000 shares of Common Stock, which are held of record by my wife. My wife's name is Preeva Tramiel. She is a U.S. citizen, and she is not employed. During the last five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. My wife has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 40,000 shares of Common Stock held by her.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Four million shares of the 5,253,946 shares of Common Stock reported as beneficially owned by me are pledged as collateral under a loan agreement with my father, Jack Tramiel. Other than such loan agreement, I do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         None.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  September 10, 1996


                                                    By: /s/ Leonard Tramiel
                                                        -------------------
                                                        Leonard Tramiel





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